UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 12)*

                            FIGGIE INTERNATIONAL INC.
                             ---------------------
                                (Name of Issuer)

                 Class B Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   316828 60 7
                                ----------------
                                 (CUSIP Number)

                              Harry E. Figgie, Jr.
                             25550 Chagrin Boulevard
                        Beechwood, OH 44122 216/514-4999
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   May 7, 1998
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /___/.

Check the following box if a fee is being paid with the statement  /___/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. ------------------ *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)
                              (PAGE 1 of 10 Pages)

                                  SCHEDULE 13D

CUSIP No.  316828 60 7

         1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harry E. Figgie, Jr.
                  ###-##-####

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) _X_
                                                                   (b) ___

         3        SEC USE ONLY

         4        SOURCE OF FUNDS

         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS      ___
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Mr. Figgie is a citizen of the United States

                                    7       SOLE VOTING POWER
                                                     0
  NUMBER OF SHARES                  8        SHARED VOTING POWER
BENEFICIALLY OWNED BY                                0
EACH REPORTING PERSON               9       SOLE DISPOSITIVE POWER
                                                     0
                                    10      SHARED DISPOSITIVE POWER
                                                     0

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                                     0

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN                 ___
                  ROW (11) EXCLUDES CERTAIN SHARES*

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                                                     0.0%

         14       TYPE OF REPORTING PERSON*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  316828 60 7

         1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Nancy F. Figgie

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) _X_
                                                                   (b) ___
         3        SEC USE ONLY

         4        SOURCE OF FUNDS

         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS      ___
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Mrs. Figgie is a citizen of the United States

                                    7         SOLE VOTING POWER
                                                     0
  NUMBER OF SHARES                  8         SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               9         SOLE DISPOSITIVE POWER
                                                     0
                                    10        SHARED DISPOSITIVE POWER

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                                     0

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN                 ___
                  ROW (11) EXCLUDES CERTAIN SHARES*

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     0.0%

         14       TYPE OF REPORTING PERSON*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  316828 60 7

         1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harry E. Figgie, III

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) _X_
                                                                     (b) ___

         3        SEC USE ONLY

         4        SOURCE OF FUNDS

         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS        ___
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Dr. Figgie is a citizen of the United States

                                    7         SOLE VOTING POWER
                                                     0
  NUMBER OF SHARES                  8         SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               9         SOLE DISPOSITIVE POWER
                                                     0
                                    10        SHARED DISPOSITIVE POWER

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                                     0

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN                  ___
                  ROW (11) EXCLUDES CERTAIN SHARES*

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     0.0%

         14       TYPE OF REPORTING PERSON*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 5 of 10
                                  SCHEDULE 13D

CUSIP No.  316828 60 7

         1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Mark P. Figgie

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) _X_
                                                                      (b) ___

         3        SEC USE ONLY

         4        SOURCE OF FUNDS

         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         ___
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Dr. Figgie is a citizen of the United States

                                    7       SOLE VOTING POWER
                                                     0
  NUMBER OF SHARES                  8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               9       SOLE DISPOSITIVE POWER
                                                     0
                                    10      SHARED DISPOSITIVE POWER

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                                     0

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN                   ___
                  ROW (11) EXCLUDES CERTAIN SHARES*

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                                                     0.0%

         14       TYPE OF REPORTING PERSON*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  316828 60 7

         1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew P. Figgie

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) _X_
                                                                      (b) ___

         3        SEC USE ONLY

         4        SOURCE OF FUNDS

         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS        ___
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Mr. Figgie is a citizen of the United States

                                    7       SOLE VOTING POWER
                                                     0
  NUMBER OF SHARES                  8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               9       SOLE DISPOSITIVE POWER
                                                     0
                                    10      SHARED DISPOSITIVE POWER

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                                     0

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN                    ___
                  ROW (11) EXCLUDES CERTAIN SHARES*

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                                                     0.0%

         14       TYPE OF REPORTING PERSON*
                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  316828 60 7

         1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Figgie Family Foundation

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) _X_
                                                                      (b) ___

         3        SEC USE ONLY

         4        SOURCE OF FUNDS

         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS         ___
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  The Figgie Family Foundation is organized under the laws of the State of Ohio.

                                    7       SOLE VOTING POWER
                                                     0
  NUMBER OF SHARES                  8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               9       SOLE DISPOSITIVE POWER
                                                     0
                                    10      SHARED DISPOSITIVE POWER

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                                     0

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN                    ___
                  ROW (11) EXCLUDES CERTAIN SHARES*

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                                                     0.0%

         14       TYPE OF REPORTING PERSON*
                           OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  316828 60 7

         1        NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Clark-Reliance Corporation

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) _X_
                                                                     (b) ___

         3        SEC USE ONLY

         4        SOURCE OF FUNDS

         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  The Clark-Reliance Corporation is a Delaware corporation

                                    7       SOLE VOTING POWER
                                                     0
  NUMBER OF SHARES                  8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON               9       SOLE DISPOSITIVE POWER
                                                     0
                                    10      SHARED DISPOSITIVE POWER

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                                     0

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN                 ___
                  ROW (11) EXCLUDES CERTAIN SHARES*

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                                                    0.0%

         14       TYPE OF REPORTING PERSON*
                           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Statement on Schedule 13D is hereby amended as follows:

Item 4.     Purpose of Transaction
            ----------------------

         On May 7, 1998 the Reporting Persons and certain other shareholders (the "Shareholders") of the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which the Reporting Persons and the Shareholders agreed to sell to the Buyers identified in the Stock Purchase Agreement (the "Buyers") all the shares of Class A and Class B Common Stock of the Issuer owned by the Reporting Persons and the Shareholders for a cash purchase price of $15.63 per share. Richard C. Blum & Associates, L.P., a California limited partnership, is the general partner or investment adviser of each of the Buyers. On May 11, 1998, the stock purchases contemplated by the Stock Purchase Agreement were consummated, and the Reporting Persons and the Shareholders sold an aggregate of 1,332,046 shares of Class A and Class B Common Stock to the Buyers for an aggregate purchase price of approximately $20.8 million. As a result of these sales pursuant to the Stock Purchase Agreement, none of the Reporting Persons owns any shares of Class A or Class B Common Stock of the Issuer. The provisions of the Stock Purchase Agreement, a copy of which is attached hereto, are incorporated herein by reference.


Item 7.     Material to Be Filed as Exhibits
                        --------------------------------

        Exhibit 1 - Stock Purchase Agreement dated as of May 7, 1998.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dated:  May 11, 1998


                                            By:      /s/ Harry E. Figgie,Jr.
                                                     -------------------------
                                                         Harry E. Figgie, Jr.

                                            By:      /s/ Nancy F. Figgie
                                                     -------------------------
                                                         Nancy F. Figgie

                                            By:      /s/ Harry E. Figgie, III
                                                     -------------------------
                                                         Harry E. Figgie, III

                                            By:      /s/ Mark P. Figgie
                                                     -------------------------
                                                         Mark P. Figgie

                                            By:      /s/ Matthew P. Figgie
                                                     -------------------------
                                                         Matthew P. Figgie

                                            By:      /s/ Harry E. Figgie, Jr.
                                                     -------------------------
                                                         Harry E. Figgie, Jr.
                                                         for the Figgie Family
                                                         Foundation

                                            By:      /s/ Dennis Pesek
                                                     --------------------------
                                                         Dennis Pesek for
                                                         the Clark-Reliance
                                                         Corporation